                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20645



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                             Tice Technology, Inc.
                               (Name of Issuer)


                                 Common Shares
                        (Title of Class of Securities)


                                  886337 10 4
                                (CUSIP Number)


                          William A. Tice, President
                             Tice Technology, Inc.
                                6711 Tice Plaza
                          Knoxville, Tennessee  37918
                                (423) 925-4501
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                      September 29, 1997, January 7, 1998
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


==============================================================================================
                                    CUSIP NO. 886337 11 2
==============================================================================================
(1)  Names of reporting persons.........................................      William A. Tice
     S.S. or I.R.S. Identification Nos. of above persons................       not included
----------------------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group...................      (a)
     (see instructions)                                                 ----------------------
                       .................................................      (b)     x
----------------------------------------------------------------------------------------------
(3)  SEC use only.......................................................

----------------------------------------------------------------------------------------------
(4)  Source of funds (see instructions).................................              00

----------------------------------------------------------------------------------------------
(5)  Check if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e).................................................

----------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization...............................             U.S.

----------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

   (7)  Sole voting power...............................................          5,830,900
                                                                        ----------------------
   (8)  Shared voting power.............................................
                                                                        ----------------------
   (9)  Sole dispositive power..........................................          5,830,900
                                                                        ----------------------
   (10)  Shared dispositive power.......................................
----------------------------------------------------------------------------------------------
(11)  Aggregate amount beneficially owned by each reporting person......          5,830,900

----------------------------------------------------------------------------------------------
(12)  Check if the aggregate amount Row (11) excludes certain shares....
      (see instructions).
----------------------------------------------------------------------------------------------
(13)  Percent of class represented by amount in Row (11)................            88.2%

----------------------------------------------------------------------------------------------
(14)  Type of reporting person (see instructions).......................              IN

----------------------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Tice initially acquired the securities in a stock for stock exchange in which Tice Engineering and Sales, Inc. ("TES") became a wholly owned subsidiary of Tice Technology, Inc. Amendment No. 1 was filed to include in the total common shares beneficially owned by Mr. Tice the 750,000 Common Shares he could obtain by converting his Class B Common Shares (also received in the stock for stock exchange).

Item 5.  Interest in Securities of the Issuer.

     Mr. Tice has the following interests on Common Shares of Tice Technology,
Inc.:

                                          Aggregate         Percent
                                            Number         of Class
                                            ------         --------

     (a)  Beneficially Owned              5,830,900          88.2%

     (b)  Sole Voting Power               5,830,900          88.2%
          Shared by Voting Power             -0-
          Sole Dispositive Power          5,830,900          88.2%
          Shared Dispositive Power           -0-

     (c) The following sales were effected by Mr. Tice in broker-dealer transactions:

          ------------------------------------------------------------------
                   TRADE                   NO. OF                   PRICE
                    DATE                   SHARES                PER SHARE*
          ------------------------------------------------------------------

                 8/28/97                    3,000                  $3.000
          ------------------------------------------------------------------

                  9/2/97                    1,000                  $3.472
          ------------------------------------------------------------------

                  9/4/97                    1,000                  $3.472
          ------------------------------------------------------------------

                  9/5/97                    2,000                  $3.442
          ------------------------------------------------------------------

                  9/5/97                    8,000                  $3.443
          ------------------------------------------------------------------

                  9/8/97                   10,000                  $3.444
          ------------------------------------------------------------------

                  9/8/97                    1,000                  $3.444
          ------------------------------------------------------------------

                  9/9/97                    3,000                  $3.430
          ------------------------------------------------------------------

                 9/10/97                    1,000                  $3.410
          ------------------------------------------------------------------

                 9/11/97                    1,000                  $3.472
          ------------------------------------------------------------------

                 9/12/97                    6,000                  $3.569
          ------------------------------------------------------------------


* The price per share is net of broker commissions.

          ------------------------------------------------------------------
                  TRADE                    NO. OF                 PRICE
                   DATE                    SHARES               PER SHARE*
          ------------------------------------------------------------------
                 9/12/97                    4,100                 $3.446
          ------------------------------------------------------------------

                 9/12/97                    1,000                 $3.566
          ------------------------------------------------------------------

                 9/12/97                      800                 $3.569
          ------------------------------------------------------------------

                 9/29/97                    2,000                 $3.810
          ------------------------------------------------------------------

                 9/29/97                    2,000                 $3.810
          ------------------------------------------------------------------

                 9/29/97                    2,000                 $3.808
          ------------------------------------------------------------------

                 10/1/97                    1,000                 $3.901
          ------------------------------------------------------------------

                 10/7/97                      200                 $3.886
          ------------------------------------------------------------------

                10/20/97                    1,000                 $5.142
          ------------------------------------------------------------------

                10/21/97                    1,000                 $5.142
          ------------------------------------------------------------------

                10/22/97                    4,000                 $5.917
          ------------------------------------------------------------------

                11/26/97                    2,250                 $8.138
          ------------------------------------------------------------------

                 12/3/97                    2,000                 $6.898
          ------------------------------------------------------------------

                12/15/97                    1,000                 $6.879
          ------------------------------------------------------------------

                12/16/97                    3,000                 $6.903
          ------------------------------------------------------------------

                12/17/97                    1,000                 $7.003
          ------------------------------------------------------------------

                12/18/97                    1,000                 $6.875
          ------------------------------------------------------------------

                12/19/97                    1,000                 $6.918
          ------------------------------------------------------------------

                12/19/97                    5,000                 $6.922
          ------------------------------------------------------------------

                12/22/97                    3,000                 $6.903
          ------------------------------------------------------------------

                12/22/97                    3,000                 $6.904
          ------------------------------------------------------------------

                12/23/97                    2,200                 $6.897
          ------------------------------------------------------------------

                12/26/97                    1,000                 $6.879
          ------------------------------------------------------------------

                12/26/97                    2,000                 $6.922
          ------------------------------------------------------------------

                12/26/97                    4,800                 $6.924
          ------------------------------------------------------------------

                12/30/97                    3,000                 $6.903
          ------------------------------------------------------------------

                  1/7/98                    3,000                 $6.925
          ------------------------------------------------------------------

                  1/7/98                    2,000                 $6.926
          ------------------------------------------------------------------

                  1/7/98                    2,000                 $6.926
          ------------------------------------------------------------------

                  2/6/98                   10,000                 $5.685
          ------------------------------------------------------------------

          In addition, on September 5, 1997, Mr. Tice gave a total of 14,500 Common Shares to his family, 2,700 Common Shares each to his three children, his brother and his sister and 1,000 Common Shares to his daughter's maternal grandmother. On October 29, 1997, he gave a total of 8,000 Common Shares to three non-profit organizations.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Shares owned by Mr. Tice.

     (e)  Not applicable.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 24, 1998


/s/ William A. Tice
------------------------
William A. Tice

0117352.01